Exhibit (a)(5)(xxi)

November 3, 2008

Dear Preferred Shareholder,

I am writing to advise you that, as we have previously disclosed, we have amended the Exchange Offer and Consent Solicitation (the “Exchange Offer”) for our outstanding Series C, D, E and F Preferred Stock. The Exchange Offer was extended and is currently set to expire on November 19, 2008 at 5:00 p.m. Eastern.

Under the original terms of the Exchange Offer, we were offering $5.00 in cash and 0.35 shares (after giving effect to the one-for-ten reverse stock split effective on September 26, 2008) of our Common Stock in exchange for each share of our Preferred Stock you own. However, as previously disclosed, we have amended the terms of the Exchange Offer to (a) eliminate the $5.00 in cash and (b) change the number of shares of Common Stock offered for each share of Preferred Stock from 0.35 shares to 3 shares of Common Stock.

Pursuant to the terms of the March 31, 2008 financing transaction, we must receive valid tenders and consents from the holders of at least 66 2/3% of the outstanding shares of each series of Preferred Stock in the Exchange Offer. By tendering your shares, you will also consent to the proposed charter amendments modifying the terms of the Preferred Stock as described in the Offering Circular. No changes have been made to the proposed charter amendments as a result of the amended Exchange Offer. You may not tender your shares of Preferred Stock without consenting to each of the proposed charter amendments applicable to the series of Preferred Stock owned by you. If you have previously tendered your shares of Preferred Stock and wish to participate in the amended Exchange Offer no further action is necessary.

An amended and restated Offering Circular which describes the new expiration date of November 19, 2008, the change in consideration to 3 shares of Common Stock offered for each share of Preferred Stock and which updates and restates certain disclosure and other information contained in the Offering Circular, such as financial information and risk factors, has been filed with the Securities and Exchange Commission (“SEC”).

We encourage you to read the entire amended Offering Circular describing the revised Exchange Offer, as it contains much more detailed information about the amended terms of the Exchange Offer and this letter is qualified in its entirety by the Offering Circular. An electronic copy of the amended Offering Circular can be obtained on the SEC’s website (www.sec.gov) or on our dedicated web site (www.thornburgmortgagetender.com). If you wish to receive a paper copy of the amended Offering Circular, please contact Georgeson, Inc., the Information Agent for the offering, by mail at 199 Water Street, 26th Floor, New York, NY 10038, or by telephone at (866) 399-8748. You may also obtain additional information about us by visiting the SEC’s website or our dedicated website, each listed above, or by calling one of our representatives at (866) 222-2093.

Your participation, regardless of the number of shares you own, is important. I hope you will support the Exchange Offer and Consent Solicitation as soon as possible.

Sincerely,

Larry A. Goldstone President and Chief Executive Officer